SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ No. 42.150.391/0001-70
NIRE 29.300.006.939
A Publicly-Held Company

MATERIAL FACT

Braskem S.A. (“Company”), in compliance with the provision of CVM Ruling 358/02, informs its shareholders and the market that, within the process of the independent internal investigation that began in March 2015, it has started discussions with the U.S. Department of Justice - DoJ and the U.S. Securities and Exchange Commission – SEC, that the Company hopes will lead to formal settlement negotiations and the resolution of the allegations of misconduct. In addition to the conversations with DoJ and SEC, the Company intends to start simultaneous discussions in Brazil with the same purpose.

The discussions are being conducted by the Executive Officers of the Company, and the rules of the bylaws must be observed regarding the resolution on any proposal of settlement which may be negotiated. Moreover, the independent investigators, in cooperation with the competent authorities, shall continue to investigate with the purpose of verifying the accusations of misconduct object of the potential settlement.

The Company believes that any possible settlement with the authorities may result in relevant monetary obligations, in addition to other possible sanctions and/or non-monetary obligations. Due to the nature of this kind of negotiation, it is not possible to estimate its duration or its final result.

Braskem reaffirms its commitment with the clarification of the facts and will keep the market informed on the relevant developments.

São Paulo, October 3, 2016.

Pedro van Langendonck Teixeira de Freitas

Finance and Investors’ Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.